GRUPO CASA SABA, S.A.B. DE C.V.
Annual General Ordinary Shareholders’ Meeting
August 17 , 2012

SUMMARY OF RESOLUTIONS

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I. Presentation, and in its case, approval of the Company’s internal financial statements for the period ended on June 30, 2012.

All terms in the Company’s internal financial statements for the period ended June 30, 2012 (the “Financial Statements”) were approved.

II. Presentation, and in its case, approval of a dividend decree which could be payable in cash or equivalent for Company’s shareholders.

The Board approved to   use 5% (five percent) of the net earnings from 2011 for the Company’s Legal Reserve.

A dividend payment was decreed for the Company’s Single Series shareholders in the amount of $13,000,000.00 Mexican Pesos (thirteen million Mexican pesos 00/100), which would be payable in cash or equivalent, as per each shareholders’ choice.

Shareholders’ of the Single Series were granted 15 (fifteen) natural days starting the day of the publication in the Federal Registar (Diario Oficial de la Federación) or in one of the newspapers with the greatest circulation in Company’s headquarters, to notify the Secretary of the Company about their decision regarding the payment for the decreed dividend, which could be in cash or equivalent. Also, it was resolved in case the Company’s Secretary did not receive the notification of shareholders’ from the Single Series regarding their decision about the decreed dividend payment form that it will meant the respective shareholder decided to be paid in cash.

The dividend is to be paid in cash to (i) shareholders of ADR’s (ii) Single Series shareholders who had notified the Secretary of Company’s Secretary about their decision to make the payment of the respective dividend in cash; and (iii) Single Series shareholders who had not notified the Secretary of the Company about their decision to make the payment of the respective dividend in cash, in proportion to the percentage representing the shares they hold in the Company’s stock, which will be applied against the Company’s accumulated profits with charge to the Company’s consolidated net fiscal profit, pursuant that the amount is enough to absorb the dividend amount. Also,  the dividend will be paid in the Company’s headquarter, once the terms provided in the notice published in the Federal Registar (Diario Oficial de la Federación) or in  one of largest newspaper in circulation in the Company’s headquarter has expires.

Those Single Series shareholders that notified the Company’s Secretary Company of their decision regarding the decree dividend to be paid in shares equivalent following the highlighted terms in the third resolution, will receive one share of Drogsab’s stock representative share per $1.00 (one Mexican Peso 00/100) Mexican peso equaling the dividend the Shareholder has the right to receive. For such effects, the Company will endorse the shares of Drogsab’s stock to the respective shareholders, which should equal the shares in accordance with the terms above.

In case there are a number of shares outstanding of Drogsab’s stock after shareholders receive their dividend in stock, the remaining shares, which is own by the Company will be acquired by the shareholder Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero, on behalf of Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, Fiduciary Division, in its roll of fiduciary of the trust F/709, according to a ratio of $1.00 Mexican Peso (one Mexican Peso 00/100) per share, in terms of the purchase contract subject to a suspensive condition attached in the meeting minutes as Annex “B”.  Also, it was decided at the meeting that the Company sign the purchase contract previously mentioned as the seller and, in case that the suspensive condition is fulfilled, it has to endorser the shares of Drogsab’s stock representative shares that are part of purchase contract for the shareholder Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero, acting on behalf of Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, Fiduciary Division.

The Company’s shareholders requested that the Secretary of the Board of Directors of the Company publishes the agreements reached by the Board of Directors related to the dividend payment in “El Financiero” newspaper as soon as possible.

III. Presentation, and in its case, approval regarding the increment of variable part of the Company’s shareholders’ social stock up to the amount of six hundred million Mexican pesos.

The increment of the variable part of the shareholders’ equity was approved in the amount of up to $600,000,000.00 (six hundred million Mexican pesos 00/100) Mexican pesos with the issuance of 63,157,895 (sixty three million one hundred fifty seven thousand eight hundred and ninety five) common shares, nominative, non-nominal value expression, single series.

Shareholders of the Company were granted 15 (fifteen) natural days after the date of the corresponding publication in the Federal Registar  (Diario Oficial de la Federación) or in one of the largest newspapers in terms of circulation in  the Company’s headquarters, to exercise their preemptive rights to subscribe and pay, at a price of $9.5 (nine Mexican pesos 50/100) Mexican pesos per share, the increase of the variable portion of the Company’s capital stock which correspond in proportion to shares held in the Company’s capital stock, in terms of the Corporations’ Act (Ley General de Sociedades Mercantiles) and the bylaws of the Company. The subscription factor will be of 1 (one) new share per share owned by the Shareholder.

It was also decided that representative shares in the capital increase will not be subscribe by the shareholders, who originally are the owners and have preferential rights previously mentioned, would be offered by  individuals and  corporations freely determined by the Board of Directors of the Company, at least by the same terms and conditions approved in this meeting. In cases where such shares were not subscribed and paid by an someone before December 31, 201, they will be automatically cancelled.

It was resolved that the subscriptions rights corresponding to the Company’s capital increment will not be registered under any jurisdiction outside of Mexico, and such rights might be restricted by law in certain jurisdictions. Specifically, the notice to exercise the right of subscription will not be registered in the United States of America.

It was resolved that the shareholder Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero, on behalf of Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, Fiduciary Division, in its role as fiduciary of the trust F/709, subscribe, in such act, 53,684,210 (fifty three million six hundred and eighty four thousand two hundred and ten) common shares, nominatives with non-nominal expression, single series by a payment of $510,000,000.00 (five hundred and ten million Mexican pesos 00/100) Mexican peso, equivalent to increment portion corresponding in proportion to the shares in which is owner in the Society’s capital stock.

Minutes of the meeting were taken by Ixe Casa de Bolsa, S.A. de C.V., Ixe Grupo Financiero, on behalf of Ixe Banco, S.A. Institución de Banca Múltiple, Ixe Grupo Financiero, Fiduciary Division, in its role as fiduciary of the trust F/709 made the payment of the quantity previously referred by bank transfer to a bank account on the name of the Company.

The shareholders of the Company instructed the Secretary of the Board of Directors of the Society to publish the agreement of this meeting regarding the increment of the variable part of Society’s capital stock in “El Financiero” newspaper as soon as possible.

The issuance of  one or more provisional certificates that harbor the total of the new shares issued was approved, and once concluded the authorized term for subscription and payment, such certificate or provisional certificates should be substituted by other or others definitive titles, which harbor the number of shares finally subscribed and paid.

Certain individuals were authorized to complete the paperwork, negotiations and any additional actions necessary for the completion of the capital increase, including; complete and subscribe to the necessary publications, as well as carrying out the presentation and publication of any document, request, formality, authorization, certification or notice required for such purposes, to all persons and authorities, including with no limitation the Comisión Nacional Bancaria y de Valores, la Bolsa Mexicana de Valores, S.A.B. de C.V., S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. and thel Diario Oficial de la Federación.

IV. Acceptance of resignation of Chief Executive Officer and appointment of a replacement.

It was resolved to accept the resignation of Mr. Gabriel Saba D’jamus as Chief Executive Officer of the Society.

It was resolved to appoint Mr. Manuel Saba Ades as new Chief Executive Officer of the Society.

V. Appointment of delegates who fulfill and formalize the resolutions adopted by this meeting.

It was resolved to appoint special delegates from the meeting to carry out all acts and sign the necessary documents in order to execute and formalize the approved resolutions in the meeting.

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

I. Proposal, discussion and approval of the issuance of convertible bonds in representative shares of the Company’s capital stock, by private placement.

The issuance of convertible bonds was approved in representative shares of the Company’s capital stock, by private placement, by an amount of $100,000.00 (hundred thousand Mexican pesos) Mexican pesos.

The increment in the variable part of the capital stock authorized by the Company for the conversion of bonds in shares by an amount equal to the $100,000.00 (hundred thousand Mexican pesos) Mexican pesos, represented by 3,036,142 (three million thirty six thousand hundred and forty two) common shares, nominatives, non-nominal value expression, unique series, representatives of variable capital of the Company, which will be deposited in the Company’s treasury for its subscription on behalf  of the bondholders on the bonds’ conversion date in terms of the Indenture to cover the bonds’ conversion and the possible interest payment with shares as described in the Indenture.

It was noted at the meeting’s date the Company’s capital stock paid rise to the amount of $677,903,000.00 (six hundred seventy seven million nine hundred and three thousand Mexican pesos 00/100) Mexican pesos.

Characteristics, terms and general conditions under the bonds issued were approved.

In effects of the bond issuance authorized in the meeting and, pursuant to the provision of the article 213 fraction I, subsection b) of the Ley General de Títulos y Operaciones de Crédito, the use of the Financial Statements of the Company was approved, which are properly certificated by the P.A. Juan Roberto Juárez Gutiérrez.

II.Appointment of delegates who fulfill and formalize the resolutions adopted by this meeting.

It was resolved to appoint special delegates from the meeting to carry out all acts and sign the necessary documents in order to execute and formalize the approved resolutions in the meeting.